UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Renegy Holdings, Inc.

 (Name of Issuer)

Common Stock, $.001 par value

 (Title of Class of Securities)

75845J109

 (CUSIP Number)

John Nielsen
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, NY 10178

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  75845J109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Hanalei Finance S.A.R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 688,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 688,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No.  75845J109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Olivier Duguet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Citizen of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 688,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 688,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.1%
14	TYPE OF REPORTING PERSON HC, IN

Item 1.	Security and Issuer

This statement relates to the common stock, $0.001 par value (the “Common Stock”) of Renegy Holdings, Inc. a Delaware corporation (the “Issuer”) whose principal executive offices are located at 60 E. Rio Salado Parkway, Suite 1012, Tempe, Arizona 85281-9501.

Item 2.	Identity and Background

(a) - (f) This statement is filed by Hanalei Finance S.A.R.L., a limited liability company organized under the laws of France (“Hanalei Finance”), and Olivier Duguet, a citizen of France (together with Hanalei Finance, the “Reporting Persons”), each with a business address located at 34, Avenue Eglé, 78600 Maisons Laffitte, France.  Hanalei Finance is an investment firm that invests in listed and unlisted securities.  Mr. Duguet is the Chief Executive Officer and sole shareholder of Hanalei Finance.

During the last five years, Mr. Duguet has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Hanalei Finance used an aggregate of $175,780 of its working capital to purchase the shares reported herein (“Shares”).

Item 4.	Purpose of Transaction

Hanalei Finance acquired the Shares for investment purposes.  Depending upon market conditions, the availability of funds, an evaluation of alternative investments, and such other factors as may be considered relevant, each of the Reporting Persons may purchase or sell shares of Common Stock if deemed appropriate and opportunities to do so are available, in each case, on such terms and at such times as such Reporting Person considers desirable.  The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer's management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.  Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           Hanalei Finance is the record holder of the Shares.  Mr. Duguet, as Chief Executive Officer and sole shareholder of Hanalei Finance, may be deemed to control Hanalei Finance, and as a result, may be deemed to beneficially own the Shares.  Based on information included in the Form 10-Q filed by the Issuer on November 14, 2008, which disclosed that 6,304,312 shares of Common Stock were outstanding as of November 10, 2008, the 688,000 shares of Common Stock reported as beneficially owned by the Reporting Persons represent 11.1% of the Issuer’s issued and outstanding Common Stock.

(b)           Hanalei Finance has both voting and investment authority with respect to the Shares. However, Mr. Duguet, who as Chief Executive Officer and sole shareholder of Hanalei Finance may be deemed to control Hanalei Finance, directs the investments of Hanalei Finance. As a result, Hanalei Finance and Mr. Duguet share voting power and investment power with respect to the Shares.

(c)           None of the Reporting Persons has engaged in any transaction in any shares of Common Stock during the sixty days immediately preceding the date hereof, except as follows:

Purchaser	Date of Purchase	# of Shares Purchased	Price per Share	Nature of Transaction
Hanalei Finance	1/5/09	660,000	$0.25	Private transaction
Hanalei Finance	1/13/09	6,000	$0.39	Open market purchase
Hanalei Finance	1/20/09	10,000	$0.39	Open market purchase
Hanalei Finance	1/22/09	12,000	$0.38	Open market purchase

 (d)           Not applicable.

 (e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.           Agreement relating to the joint filing of Statement on Schedule 13D dated January 27, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 27, 2009

HANALEI FINANCE S.A.R.L.

/s/ Olivier Duguet
By: Olivier Duguet
Title: Chief Executive Officer

/s/ Olivier Duguet
By: Olivier Duguet

 Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing Statement on Schedule 13D, dated January 27, 2009, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Date:  January 27, 2009

HANALEI FINANCE S.A.R.L.

/s/ Olivier Duguet
By: Olivier Duguet
Title: Chief Executive Officer

/s/ Olivier Duguet
By: Olivier Duguet